Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

ASX Announcement Friday, 8 April 2022 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

NOTICE OF ANNUAL GENERAL MEETING 2022

In accordance with the Listing Rules, please see attached the following announcements relating to the above, for release to the market:

•	Notice of Annual General Meeting 2022

•	Voting Form

•	Letters to Shareholders

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

10.00am (AWST) Thursday, 19 May 2022 NOTICE OF ANNUAL GENERAL MEETING

CONTENTS Shareholder Letter 3 Notice of Annual General Meeting 4 1. Financial Statements and Reports 4 2. Approval of the BHP Petroleum Merger 4 3. Election of Directors 4 4. Remuneration Report 4 5. Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director 5 6. Reinsertion of proportional takeover provisions 5 7. Change of Company Name 5 8. Change of External Auditor 5 9. Climate Report 5 10. Resolutions Requisitioned by Groups of Shareholders 5 Notes 7 Explanatory Memorandum 9 Item 1. Financial Statements and Reports 9 Item 2. Approval of the BHP Petroleum Merger 9 Item 3. Election of Directors 10 Item 4. Remuneration Report 13 Item 5. Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director 13 Item 6. Reinsertion of Proportional Takeover Provisions 17 Item 7. Change of Company Name 18 Item 8. Change of External Auditor 18 Item 9. Climate Report 18 Item 10. Resolutions Requisitioned by Groups of Shareholders 19 Annexure A - Refer to the Merger Explanatory Memorandum Annexure B 24 Annexure C 25 Annexure D 28 Voting Form 33 Notice of Access 35 We are working with Green Reports™ on an initiative ensuring that communications minimise environmental impact and create a more sustainable future for the community. ii Notice of Annual General Meeting 2022

Shareholder Letter Dear Shareholder 2022 Annual General Meeting The 2022 Annual General Meeting (AGM) of Woodside Petroleum Ltd is scheduled to be held on Thursday, 19 May 2022 at 10.00am (AWST) at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at web.lumiagm.com/397447934. Woodside’s AGM is an important event in our corporate calendar as it provides the Board with an opportunity to engage with shareholders. You may register your voting instructions electronically on the website of Woodside’s share registry at www.investorvote.com.au. Alternatively, you may contact Computershare on 1300 631 206 (within Australia) or +61 3 9415 4393 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you. To be valid, your Voting Form or electronic voting instructions must be received by 10.00am (AWST) on Tuesday, 17 May 2022. We encourage shareholders to lodge questions in advance of the meeting by emailing questions to secretariat@woodside.com.au by 5.00pm (AWST) on Thursday, 12 May 2022. As many of the most frequently raised questions as possible will be covered during the meeting and in the Chairman’s address, which will be lodged on the ASX prior to the meeting. Shareholders and proxyholders can watch, vote, make comments and ask questions during the AGM in real time via the online platform at: web.lumiagm.com/397447934. An archive version of the webcast will also be made available on Woodside’s website for later viewing. Please note that food and refreshments will not be served at the AGM. Other restrictions and precautionary measures may also be imposed on attendance if necessary, including limiting or refusing entry to visitors and other attendees. Accordingly, all shareholders are encouraged to submit written questions in advance of the meeting and to lodge a direct vote or directed proxy, even if they plan to attend the meeting in person. In the lead up to the meeting, Woodside will be closely monitoring the COVID-19 situation in Perth. If it becomes necessary or appropriate to make alternative arrangements for the meeting, we will give shareholders as much notice as possible and will provide further information on the ASX market announcements platform and Woodside’s website www.woodside.com.au. Bags larger than A4 size are not permitted in the meeting. All bags will be subject to a security search. Shareholders who have not elected to receive a printed copy of the Annual Report 2021 may obtain a copy from the Company’s website at www.woodside.com.au/investors. The Sustainable Development Report 2021 and Climate Report 2021 are also available from the Company’s website. Your directors and the management of Woodside look forward to providing an update on Woodside’s activities at the AGM. Should you require any further information, please call our office on +61 8 9348 4000. Yours sincerely, WOODSIDE PETROLEUM LTD By order of the Board Warren Baillie Company Secretary 8 April 2022 For the health and safety of attendees participating in person at the AGM, Woodside will be observing government requirements that apply based on the COVID-19 situation prevailing at the time. These requirements may include attendees being required to adhere to social distancing, and to register their contact details via the SafeWA app or a paper-based register and provide double dose proof of vaccination either in a digital or paper-based form, along with approved identification if not using the ServiceWA app. Wearing a face mask may also be mandatory for persons attending the AGM in person. Shareholders who plan to attend the AGM in person should take heed of government warnings and advice and monitor Woodside’s website for any updates about the AGM, including with respect to the location. As we have seen recently, the situation can change rapidly. The health of the Company’s shareholders, employees and other meeting attendees is of paramount importance. We ask that you do not attend the AGM in person if you feel unwell or have been in contact with someone who may have been affected by COVID-19. Woodside may implement screening procedures at admission, including temperature checks. Woodside Petroleum Ltd 3

NOTICE OF ANNUAL GENERAL MEETING 1. Financial Statements and Reports To receive and consider the Financial Report of the Company and the reports of the directors and auditor for the year ended 31 December 2021. 2. Approval of the BHP Petroleum Merger To consider and if thought fit to pass as an ordinary resolution: That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, to give effect to the proposed Merger of Woodside and BHP Petroleum, approval is given for the issue to BHP of up to 914,768,948 New Woodside Shares (representing approximately 48% of all Woodside Shares on a post-issue basis) on the terms and conditions set out in the Merger Explanatory Memorandum in Annexure A accompanying this Notice of Meeting. Voting exclusion statement applicable to item 2 In accordance with the ASX Listing Rule 14.11, the Company will disregard any votes cast in favour of item 2 by or on behalf of: • Any persons who are expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being the holder of ordinary shares in the Company or BHP, or tradeable interests in those shares, such as in the form of American Depositary Shares), or • An associate of that person or those persons. However, votes will not be disregarded if they are cast: • As proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or • By the Chairman of the meeting as proxy for a person entitled to vote on the resolution, in accordance with an express authorisation to exercise undirected proxies as the Chairman decides, or • By a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: • The beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and • The holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. 3. Election of Directors To consider and if thought fit to pass as separate ordinary resolutions: • Dr Sarah Ryan is re-elected as a director • Ms Ann Pickard is re-elected as a director • Mr Frank Cooper is re-elected as a director, and • Mr Ben Wyatt is elected as a director. 4. Remuneration Report To consider and if thought fit to pass as an ordinary resolution: The Remuneration Report for the year ended 31 December 2021 is adopted. Note: The vote on this resolution is advisory only and does not bind the directors or the Company. Voting exclusion statement applicable to item 4 In accordance with the Corporations Act 2001 (Cth) (Corporations Act), the Company will disregard any votes cast on item 4: • By or on behalf of a member of the Company’s key management personnel (KMP) named in the Remuneration Report or their closely related parties (such as close family members and any controlled companies), regardless of the capacity in which the vote is cast, or Notice is given that the 2022 Annual General Meeting of shareholders of Woodside Petroleum Ltd (Company) will be held on Thursday, 19 May 2022 at 10.00am (AWST). Shareholders are invited to attend the AGM at the Perth Convention & Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at web.lumiagm.com/397447934. 4 Notice of Annual General Meeting 2022

• As a proxy by a person who is a member of the KMP at the date of the Annual General Meeting or their closely related parties. However, votes will not be disregarded if they are cast as proxy for a person entitled to vote on item 4: • In accordance with a direction as to how to vote on the Voting Form, or • By the Chairman of the meeting pursuant to an express authorisation to exercise the proxy even though item 4 is connected with the remuneration of the Company’s KMP. 5. Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director To consider and if thought fit to pass as an ordinary resolution: That approval is given for the purposes of ASX Listing Rule 10.14 and for all other purposes, for the grant of Restricted Shares and Performance Rights to the Chief Executive Officer and Managing Director, Ms Meg O’Neill, on the terms set out in the Explanatory Memorandum accompanying the Notice of Meeting. Voting exclusion statement applicable to item 5 In accordance with the Corporations Act and the ASX Listing Rules, the Company will disregard any votes on item 5: • Cast in favour of the resolution by or on behalf of Ms O’Neill or her associates, regardless of the capacity in which the vote is cast, or • Cast as proxy by a person who is a member of the Company’s KMP on the date of the meeting or their closely related parties. However, votes will not be disregarded if they are cast: • As proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way, or • By the Chairman of the meeting as proxy for a person entitled to vote on the resolution, in accordance with an express authorisation to exercise undirected proxies as the Chairman decides, or • By a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: • The beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution, and • The holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. 6. Reinsertion of proportional takeover provisions To consider and if thought fit to pass as a special resolution: That the Company reinsert the proportional takeover provisions contained in Schedule 1 of the Company’s Constitution for a period of three years from the date of this meeting. 7. Change of Company Name To consider and if thought fit to pass as a special resolution: That, for the purposes of sections 157(1) and 136(2) of the Corporations Act 2001 (Cth) (Corporations Act) and for all other purposes, approval is given to change the name of Woodside Petroleum Ltd to Woodside Energy Group Ltd, effective from the date that ASIC updates its register to reflect the new name, and to replace all references to “Woodside Petroleum Ltd” in its constitution with references to “Woodside Energy Group Ltd”. 8. Change of External Auditor To consider and, if thought fit, pass as an ordinary resolution: That, for the purposes of section 327B of the Corporations Act 2001 (Cth) and all other purposes, PricewaterhouseCoopers, having consented in writing to act as auditor, be appointed as the auditor of the Company and its controlled entities effective from the conclusion of this Meeting. 9. Climate Report To consider and if thought fit to pass as an ordinary resolution: The Woodside Climate Report for the year ended 31 December 2021 is adopted. Note: The vote on this resolution is advisory only and does not bind the directors or the Company. 10. Resolutions requisitioned by groups of shareholders Under section 249N of the Corporations Act 2001 (Cth), resolutions 10(a) and 10(b) have been requisitioned by a group of shareholders holding less than 0.01% of the Company’s ordinary shares on issue. Resolutions 10(c) and 10(d) have been requisitioned by a separate group of shareholders holding less than 0.01% of the Company’s ordinary shares on issue. The following resolutions 10(a) - 10(d) are NOT SUPPORTED by the Board: 10(a) – Amendment to the Constitution To consider and, if thought fit, pass the following resolution as a special resolution: “To amend the constitution to insert the following new Clause 43A: “The Company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the Company partially or exclusively vested in the Directors has been or should be exercised. However, such a resolution must relate to a material risk as identified by the Company and cannot either advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the Directors or the Company.” Woodside Petroleum Ltd 5

10(b) – Capital Protection Subject to and conditional on Item 10(a) being passed by the required majority, to consider and, if thought fit, pass the following resolution as an ordinary resolution: “Shareholders note the company’s support for the climate goals of the Paris Agreement1, along with the publication of the International Energy Agency’s Net-Zero Emissions by 2050 Scenario2, and the Climate Action 100+ company assessment3. Shareholders therefore request the company disclose, in subsequent annual reporting, information that demonstrates how the company’s capital allocation to oil and gas assets will align with a scenario in which global energy emissions reach netzero by 2050, facilitating the efficient managing down of these assets. This information should include: • Production guidance for the lifetime of the company’s oil and gas assets • Plans and capital expenditure expectations for decommissioning and rehabilitating oil and gas asset sites • Plans and provisions for supporting staff to transition to future employment following oil and gas asset closures, and • Details of how remaining value in the company’s oil and gas assets will be redeployed or returned to investors.” 10(c) – Climate-related lobbying Subject to and conditional on Item 10(a) being passed by the required majority, to consider and, if thought fit, pass the following resolution as an ordinary resolution: “Shareholders request that our company cease all private and public advocacy, both direct and indirect, that contradicts the conclusions of the International Energy Agency (IEA) and the Intergovernmental Panel on Climate Change (IPCC) on 1.5°C alignment, including advocacy relating to the development of new oil and gas fields. Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.” 10(d) - Decommissioning Subject to and conditional on Item 10(a) being passed by the required majority, to consider and, if thought fit, pass the following resolution as an ordinary resolution: “Shareholders request that the Board disclose annually from 2023: 1. A list of all onshore and offshore oil and gas infrastructure which may be decommissioned over the medium-term 2. Audited asset-level provisions for the decommissioning of this infrastructure and restoration of sites, along with the major assumptions underpinning these provisions, and 3. Analysis of the useful life of all assets using different oil and gas demand scenarios, including the IEA Net Zero by 2050 scenario. Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company.” Items 10(a) - 10(d) have been requisitioned by groups of shareholders representing less than 0.01% of the Company’s ordinary shares on issue. Yours sincerely WOODSIDE PETROLEUM LTD Warren Baillie Company Secretary 8 April 2022 1 https://www.woodside.com.au/docs/default-source/investor-documents/major-reports-(static-pdfs)/2020-full-year-results-and-annual-report/2020-woodside-annual-report.pdf 2 https://www.iea.org/reports/net-zero-by-2050 3 https://www.climateaction100.org/company/woodside-energy/ 6 Notice of Annual General Meeting 2022

NOTES The accompanying Explanatory Memorandum and the Merger Explanatory Memorandum form part of this Notice of Annual General Meeting and both should be read in conjunction with it. Unless the context otherwise requires, terms which are defined in the Explanatory Memorandum or the Merger Explanatory Memorandum have the same meanings when used in this Notice of Annual General Meeting. Voting Entitlements Pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) the Board has determined that, for the purpose of voting at the meeting, shareholders are those persons who are the registered holders of Company shares at 5.00pm (AWST) on Tuesday, 17 May 2022. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting. Asking questions Shareholders as a whole will have a reasonable opportunity to ask questions at the meeting and in advance of the meeting. Online participants can ask questions via the online platform at web.lumiagm.com/397447934 and by telephone. We encourage shareholders to lodge questions in advance of the meeting by emailing questions to secretariat@woodside.com.au by 5.00pm (AWST) on Thursday, 12 May 2022. Shareholders can also ask questions in advance of the meeting to the Company’s auditor, Ernst & Young about the content of the auditor’s report or the conduct of the audit. The Chairman of the meeting will endeavour to address the frequently asked questions during the meeting and in the Chairman’s address. Please note that individual responses will not be sent to shareholders. Technical Difficulties Technical difficulties may arise during the course of the AGM. The Chairman of the meeting has discretion as to whether and how the AGM should proceed in the event that a technical difficulty arises. In exercising their discretion, the Chairman of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. Where they consider it appropriate, the Chairman of the meeting may continue to hold the AGM and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a direct vote or directed proxy by 10.00am (AWST) on Tuesday, 17 May 2022, even if they plan to attend the AGM online. Proxies All shareholders who are entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them. The proxy does not have to be a shareholder of the Company. Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify what proportion of their votes they want each proxy to exercise. If no proportion is specified, each proxy may exercise half the member’s votes. Neither proxy may vote on a show of hands. If the Chairman of the meeting is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chairman intends to exercise all available votes in favour of resolutions 2 to 9 inclusive and against resolutions 10(a), 10(b), 10(c) and 10(d). In accordance with the Corporations Act 2001 (Cth), any directed proxies that are not voted on a poll at the meeting will automatically default to the Chairman of the meeting, who is required to vote proxies as directed. Woodside Petroleum Ltd 7

Proxy Voting on Item 4 (Remuneration Report) and Item 5 (Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director) The key management personnel of the Company (which includes each of the directors and executives named in the Company’s 2021 Remuneration Report) and their closely related parties will not be able to vote as your proxy on items 4 and 5 unless you tell them how to vote, or the Chairman of the meeting is your proxy. If you intend to appoint a member of the key management personnel or one of their closely related parties as your proxy, please ensure that you direct them how to vote on items 4 and 5 otherwise they will not be able to cast a vote as your proxy on that item. If you appoint the Chairman of the meeting as your proxy, you can direct them how to vote by marking one of the boxes for items 4 and 5 (i.e. to vote “for”, “against” or “abstain”). If you appoint the Chairman of the meeting as your proxy or the Chairman of the meeting is appointed as your proxy by default, but you do not mark a voting box for items 4 and 5, you will be taken to have expressly authorised the Chairman of the meeting to exercise the proxy in respect of those items as the Chairman decides, even though the items are connected with the remuneration of the key management personnel. Direct Voting A direct vote will enable shareholders to vote on resolutions considered at the meeting by lodging their votes with the Company prior to the meeting. Direct voting will enable shareholders to exercise their voting rights without needing to attend the meeting or appoint a proxy. Please note that a shareholder who has cast a direct vote may attend the meeting, but their attendance will cancel the direct vote unless they indicate otherwise at the meeting. Lodgement The Company encourages you to register your direct voting or proxy instructions online at the Share Registry website www.investorvote.com.au. Lodging your vote online is a simple, secure and efficient method of providing your instruction. To log in to Investor Vote: • Go online to www.investorvote.com.au • Enter the Control Number – 186667 • Enter your Security Reference Number (SRN) or Holder Identification Number (HIN) • Enter your post code, and • Submit your proxy or direct vote. Alternatively, you may contact Computershare on 1300 631 206 (within Australia) or +61 3 9415 4393 (outside Australia) to obtain a hard copy Voting Form which will be mailed to you. Please complete the hard copy Voting Form in accordance with the instructions on the back of the Voting Form and return it to Computershare Investor Services Pty Ltd: • by post to GPO Box 242, Melbourne, Victoria, 3001, Australia; or • by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). To be valid, your electronic voting instructions or Voting Form must be received by 10.00am (AWST) on Tuesday, 17 May 2022. Bodies Corporate A body corporate may appoint an individual as its representative to attend and vote at the meeting and exercise any other powers the body corporate can exercise at the meeting. The appointment may be a standing one. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. Custodians and Nominees For Intermediary Online subscribers only (custodians and nominees) please visit www.intermediaryonline.com to submit your voting intentions. 8 Notice of Annual General Meeting 2022

EXPLANATORY MEMORANDUM Resolutions 2, 3(a), 3(b), 3(c), 3(d), 4, 5, 8, 9, 10(b), 10(c) and 10(d) are ordinary resolutions. Ordinary resolutions require a simple majority of votes cast by shareholders entitled to vote on the resolution. Resolutions 6, 7 and 10(a) are special resolutions which require a majority of at least 75% of votes cast by shareholders entitled to vote on those resolutions. This Explanatory Memorandum and the Merger Explanatory Memorandum are important documents and should be read carefully by all shareholders. Item 1. Financial Statements and Reports The Corporations Act 2001 (Cth) (Corporations Act) requires the Company to lay its Financial Report and the reports of the directors and auditor for the last financial year before the Annual General Meeting. No resolution is required for this item, but shareholders will be given a reasonable opportunity to ask questions and to make comments on the reports and the management and performance of the Company. The Company’s auditor will also be present at the meeting and shareholders will be given the opportunity to ask the auditor questions about the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies adopted by the Company and the independence of the auditor. Item 2. Approval of the BHP Petroleum Merger Please refer to the Merger Explanatory Memorandum that accompanies this Notice of Annual General Meeting for comprehensive information regarding the proposed Merger of Woodside and BHP Petroleum. The Company has entered into the Share Sale Agreement to give effect to the Merger, pursuant to which BHP agreed to sell and the Company agreed to buy the entire issued share capital of BHP Petroleum International Pty Ltd in exchange for the Merger Consideration, including the issue of New Woodside Shares (the “Issue”). Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12-month period to 15% of the fully paid ordinary shares it had on issue at the start of that period. The Issue does not fall within any of these exceptions and exceeds the 15% limit in Listing Rule 7.1. It therefore requires the approval of Woodside’s shareholders under Listing Rule 7.1. Item 2 seeks the required shareholder approval to the Issue under and for the purposes of Listing Rule 7.1. If item 2 is passed, and the terms and conditions under the Share Sale Agreement are satisfied, the Company will be able to proceed with the Issue and Implementation of the Merger. In addition, the Issue will be excluded from the calculation of the number of equity securities that the Company can issue without shareholder approval under Listing Rule 7.1. This Explanatory Memorandum has been prepared for the shareholders of Woodside Petroleum Ltd (Company) to provide information about the items of business to be considered at the Annual General Meeting of shareholders to be held on Thursday, 19 May 2022. The Merger Explanatory Memorandum that accompanies the Notice of Annual General Meeting has been prepared by the Company and provides information relevant to the approval of the BHP Petroleum Merger (item 2). The Annual Report 2021 is available on the Company’s website at www.woodside.com.au. Woodside Petroleum Ltd 9

If item 2 is not passed, the Company will not be able to proceed with the Issue and the Merger will not be completed, the Company will not pay the Merger Consideration and BHP Petroleum International Pty Ltd will remain a wholly owned subsidiary of BHP (unless BHP determines otherwise). The Board unanimously recommends that shareholders vote in favour of the Merger. Item 3. Election of Directors Items 3(a), (b) and (c) seek approval for the re-election of Dr Ryan, Ms Pickard and Mr Cooper who are retiring by rotation under Rule 75(a) of the Company’s Constitution. This rule states that a director must retire from office at the third annual general meeting after the director was elected or most recently re-elected. Dr Ryan, Ms Pickard and Mr Cooper are eligible for election under Rule 75(c) and they each offer themselves for re-election as a director of the Company. Item 3(d) seeks approval for the election of Mr Wyatt who was appointed to the Board since the last annual general meeting under Rule 63 of the Company’s Constitution. Any director appointed under this rule may hold office until the next annual general meeting and is then eligible for election at that meeting. Mr Wyatt is eligible for election under the Rules 63 and 75(c) and offers himself for election as a director of the Company. Pluto LNG 10 Notice of Annual General Meeting 2022

Item 3(a) Sarah Ryan BSc (Geology), BSc (Geophysics) (Hons 1), PhD (Petroleum and Geophysics), FTSE Dr Ryan has been a non-executive director since December 2012. She is a member of the Audit & Risk, Sustainability and Nominations & Governance Committees. Dr Ryan is an independent director. Dr Ryan has more than 30 years’ experience in the oil and gas industry in various technical, operational and senior management positions, including 15 years with Schlumberger Ltd. Dr Ryan is currently a director of Aurizon Holdings, MPC Kinetic Pty Ltd, OZ Minerals, Viva Energy Group Ltd and Future Battery Industries Co-operative Research Centre. She is a member of Chief Executive Women, the ASIC Corporate Governance Consultative Panel, and a Fellow of the Australian Academy of Technology and Engineering. From 2007 to 2017 Dr Ryan was an equity analyst, portfolio manager and energy advisor for Institutional investment firm Earnest Partners. The Board considers that Dr Ryan provides an important contribution to the Board, given her extensive technical, operational and senior management experience. Dr Ryan has reconfirmed that she has sufficient time to meet her responsibilities as a Director of Woodside. Recognising the importance of Board renewal, the Board takes each director’s tenure into consideration in its succession planning and whether to recommend the director’s re-election. If re-elected, Dr Ryan will have served ten years on the Board in December 2022. The Board (excluding Dr Ryan) considered that Dr Ryan’s experience would be valuable to maintain on the Board given her significant oil and gas experience and deep understanding of Woodside’s business, particularly during the merger period with BHP Petroleum. The Board has considered Dr Ryan’s independence in light of her tenure and considers that she continues to bring an independent judgement to bear on issues before the Board. Following the annual review of the performance of directors conducted by the Board, the Board (with Dr Ryan abstaining) recommends shareholders vote in favour of the re-election of Dr Ryan. Item 3(b) Ann Pickard BA, MA Ms Pickard has been a non-executive director since February 2016. She is Chair of the Sustainability Committee and a member of the Human Resources & Compensation and Nominations & Governance Committees. Ms Pickard is an independent director. Ms Pickard has significant international business experience, including a 15-year tenure with Royal Dutch Shell plc, where she held numerous positions including Executive Vice President Arctic, Executive Vice President of Exploration and Production, Country Chair of Shell in Australia and Executive Vice Present Africa. Ms Pickard joined Shell in 2000 after an 11-year tenure with Mobil prior to its merger with Exxon. Ms Pickard is currently a director of KBR Inc. and Noble Corporation plc., and a member of Chief Executive Women and the Board of the University of Wyoming Foundation. The Board believes Ms Pickard’s extensive international business experience and demonstrated commitment remain valuable to the Board, including through her role as Chair of the Sustainability Committee. Ms Pickard has reconfirmed that she has sufficient time to meet her responsibilities as a Director of Woodside. Following the annual review of the performance of directors conducted by the Board, the Board (with Ms Pickard abstaining) recommends shareholders vote in favour of the re-election of Ms Pickard. Woodside Petroleum Ltd 11

Item 3(c) Frank Cooper, AO BCom, FCA, FAICD Mr Cooper has been a non-executive director since February 2013. He is Chairman of the Audit & Risk Committee and a member of the Human Resources & Compensation and Nominations & Governance Committees. Mr Cooper is an independent director. Mr Cooper has more than 35 years’ experience in corporate tax, specializing in the mining, energy and utilities sector, including as a partner of PricewaterhouseCoopers. He was formerly a director of Alinta Infrastructure Limited and Alinta Funds Management Limited (2005 to 2006). Mr Cooper is currently Chair of the Insurance Commission of Western Australia, director of South32 Limited and St John of God Australia Limited, trustee of St John of God Health Care, and pro chancellor of the Senate of the University of Western Australia. Recognising the importance of Board renewal, the Board takes each director’s tenure into consideration in its succession planning and whether to recommend the director’s re-election. If re-elected, Mr Cooper will have served ten years on the Board in February 2023. The Board (excluding Mr Cooper) considered that Mr Cooper’s experience would be valuable to maintain on the Board and in his role as Chairman of the Audit & Risk Committee particularly during the merger period with BHP Petroleum, as he brings significant financial expertise and experience in the mining, energy and utilities sector. Mr Cooper has reconfirmed that he has sufficient time to meet his responsibilities as a Director of Woodside. The Board has considered Mr Cooper’s independence in light of his tenure and considers that he continues to bring an independent judgement to bear on issues before the Board. Following the annual review of the performance of directors conducted by the Board, the Board (with Mr Cooper abstaining) recommends shareholders vote in favour of the re-election of Mr Cooper. Item 3(d) Ben Wyatt LLB, MSc Mr Wyatt has been a non-executive director since June 2021. He is a member of the Human Resources & Compensation, Sustainability and Nominations & Governance Committees. Mr Wyatt is an independent director. Mr Wyatt has 15 years’ experience in the Western Australian Legislative Assembly, including as the Western Australian Treasurer, Minister for Finance, Energy, Aboriginal Affairs and Lands. Mr Wyatt is the first Indigenous treasurer of any Australian government and has held various shadow cabinet portfolios including responsibility for Native Title and the Pilbara. Prior to entering Parliament, Mr Wyatt practised as a lawyer in both private practice and with the Western Australian Office of the Director of Public Prosecutions. Mr Wyatt is currently a director of West Coast Eagles, Telethon Kids Institute, Rio Tinto Limited and Perth International Arts Festival, and a member of the UWA Business School Advisory Board. Appropriate background checks were completed before Mr Wyatt was appointed to the Board. The Board considers that Mr Wyatt provides an important contribution to the Board, given his extensive parliamentary and professional experience provides him with a detailed understanding of the broad range of stakeholder issues relevant to Woodside’s activities. His background in treasury and finance adds further depth to Board capability in these areas, and his Indigenous affairs experience brings a unique perspective to the Board. Mr Wyatt has reconfirmed that he has sufficient time to meet his responsibilities as a director of Woodside. The Board (with Mr Wyatt abstaining) recommends shareholders vote in favour of the election of Mr Wyatt. 12 Notice of Annual General Meeting 2022

Item 4. Remuneration Report A resolution for adoption of the Remuneration Report is required to be considered and voted on in accordance with the Corporations Act. The Remuneration Report details the Company’s policy on the remuneration of non-executive directors, the CEO and other senior executives and is set out on pages 70-92 of the Annual Report 2021, which is available on the Company’s website at www.woodside.com.au. The vote on the adoption of the Remuneration Report resolution is advisory only and does not bind the directors or the Company. However, the Board will take the outcome of the vote into consideration when reviewing the remuneration practices and policies of the Company. Shareholders will be given a reasonable opportunity to ask questions and to make comments on the Remuneration Report. The Board recommends that shareholders vote in favour of the adopting of the 2021 Remuneration Report. Item 5. Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director The Company is seeking shareholder approval for the proposed grants of Restricted Shares and Performance Rights to the CEO under the Woodside Executive Incentive Scheme (EIS). The EIS remunerates executives (including the CEO) for delivering results against measurable criteria aimed at safe, efficient operations; delivery of new projects and an effective financial structure. The EIS delivers an award to executives which is linked to annual individual and corporate performance, and is designed to be simple and transparent. The Restricted Shares and Performance Rights proposed to be granted to Ms O’Neill under Item 5 form part of her remuneration for FY2021. Why is shareholder approval being sought? ASX Listing Rule 10.14 requires that shareholder approval be obtained for the acquisition of securities by a director under an employee incentive scheme. Ms O’Neill is covered by ASX Listing Rule 10.14.1 because she is the Managing Director of the Company. Shareholder approval is only required under ASX Listing Rule 10.14 if new shares may be issued to a director and not if shares are required to be purchased on market. The Company’s usual practice is to purchase shares on-market for the purposes of allocating Restricted Shares and to satisfy the vesting of any Performance Rights that vest. However, shareholder approval is sought in the interests of transparency and good governance, and to preserve the flexibility for the Board to determine whether shares allocated to Ms O’Neill under the EIS will be purchased on-market or issued. Structure of CEO’s remuneration at Woodside The structure of CEO remuneration at the Company is a combination of: • Fixed annual reward (FAR), and • Variable annual reward (VAR), which is delivered under the EIS. The CEO’s VAR award is based on performance against Woodside’s Corporate Scorecard and her individual key performance indicators (KPIs) for the performance year and the Board has a discretion to make adjustments that it considers appropriate. For 2021, the Board determined to award Ms O’Neill a VAR of A$3,721,341. Details of the Corporate Scorecard outcomes, KPIs that applied to Ms O’Neill’s VAR for 2021 and the performance achieved against these KPIs, is detailed in the Remuneration Report. The CEO’s individual performance are shown in Table 4 set out on page 81 of the Remuneration Report. Woodside Petroleum Ltd 13

Following the Board's performance assessment, the VAR award outcome is determined and the award is delivered in different components, as set out in the following diagram:


Performance Rights¹
30%
Performance tested
Subject to a five-year deferral period with a RTSR test five years from the date of allocation; with one-third of performance rights tested against the ASX 50 companies and the remaining two-thirds against a group of international oil and gas companies
Restricted Shares¹
30%
Deferred
Subject to a five-year deferral period
Restricted Shares¹
27.5%
Deferred
Subject to a three-year deferral period
Cash
12.5%
Payable following the end of the performance year
Year 1²
Year 2
Year 3
Year 4
Year 5

¹ Allocated using a face value methodology.
² Award allocated after completion of 12-month performance period.

Approval is being sought under Item 5 for the grant of the Performance Rights and Restricted Shares components of Ms O'Neill's VAR for 2021.

The structure of the EIS awards has been designed to deliver three key objectives: executive engagement, alignment with the shareholder experience and strategic fit. The VAR aligns shareholder and executive remuneration outcomes by ensuring a significant portion of CEO remuneration is at risk, while rewarding performance.

Ms O'Neill's current total remuneration package for FY2022 is set out below:

FAR (inclusive of superannuation)	A$2,200,000
VAR	Target opportunity is 200% of FAR. The CEO can receive up to a maximum of 300% of FAR, subject to performance

Restricted Shares proposed to be granted to Ms O'Neill

As shown in the diagram above, 57.5% of Ms O'Neill's 2021 VAR (equalling A$2,139,771) is proposed to be delivered in the form of Restricted Shares, with 27.5% subject to a three-year deferred period and 30% subject to a five-year deferral period. The deferral period for both tranches commences from the allocation date following the AGM. A service condition applies during the deferral period and there are no further performance conditions attached to these awards.

It is proposed that Ms O'Neill will receive 97,983 Restricted Shares. Each Restricted Share is a fully paid ordinary share in Woodside that is subject to a service condition during the deferral period. As the Restricted Shares are part of Ms O'Neill's remuneration, no amount is payable on the grant or vesting of a Restricted Share.

This element creates a strong retention proposition for the CEO as vesting is subject to employment not being terminated with cause or by resignation during the deferral period. The deferral ensures that awards remain subject to fluctuations in share price across the three and five-year periods, which is intended to reflect the sustainability of performance over the medium-term and long-term and to support increased alignment between Executives and shareholders.

14 Notice of Annual General Meeting 2022

APA Corporation Hess Corporation Beach Energy Inpex Corporation Canadian Natural Resources Marathon Oil Company ConocoPhillips Occidental Petroleum ENI S.p.A Origin Energy Limited EOG Resources Santos Limited Equinor ASA The Board has discretion to vary the peer groups, including to take into account events that occur prior to vesting (for example, takeovers, mergers or de-mergers). The merger with BHP’s oil and gas portfolio represents a substantial opportunity for Woodside and its shareholders and is expected to involve updates to our Remuneration Policy. The international peer group used to measure RTSR performance will be reviewed to maintain alignment with Woodside’s expanded global business activities. Performance is tested after five years as the Company operates in a capital intensive industry with long investment timelines. It is imperative that executives take decisions in the long-term interest of shareholders, focused on value creation across the commodity price cycles of the oil and gas industry. Our view is that RTSR is the best measure of long-term value creation across the commodity price cycle of our industry. Each component is separately tested. The percentage of Performance Rights in each component that vest will depend on the following vesting schedule: TSR percentile ranking Performance Rights that vest in the relevant component (%) At or above the 75th peer group percentile 100% Between the 50th and 75th peer group percentile Vesting will occur on a proportionate or “straight line” basis At the 50th peer group percentile 50% Below the 50th peer group percentile Nil The Company has decided to grant Ms O’Neill Restricted Shares for the deferred component of the VAR because they align her interests with the interests of shareholders by creating an ownership interest in shares and provide her with an opportunity to receive dividends. Performance Rights proposed to be granted to Ms O’Neill Thirty percent (30%) of Ms O’Neill’s VAR will be delivered in the form of Performance Rights (equalling A$1,116,402). It is proposed that Ms O’Neill will be granted 51,122 Performance Rights as the long-term component of her VAR. Each Performance Right provides Ms O’Neill with the opportunity to receive a fully paid ordinary share in Woodside, provided certain vesting conditions are met. As the Performance Rights are part of Ms O’Neill’s remuneration, no amount is payable on the grant of Performance Rights or on allocation of shares if Performance Rights vest. The Board retains discretion to make a cash equivalent payment in lieu of an allocation of shares. The Company has decided to grant Ms O’Neill Performance Rights because they create share price alignment between Ms O’Neill and shareholders but do not provide the full benefits of share ownership (such as dividend and voting rights) unless the Performance Rights vest. Vesting conditions applying to the Performance Rights The Performance Rights will have a five-year performance period, commencing from the allocation date following the AGM. The Performance Rights are divided into two components as follows: • One third of the Performance Rights are subject to a relative total shareholder return (RTSR) performance condition, which will be tested against the total shareholder return (TSR) performance of companies that comprised the ASX50 as at 1 December 2021, and • The remaining two-thirds of the Performance Rights are subject to an RTSR performance condition, which will be tested against the following group of international oil and gas companies: INTERNATIONAL OIL AND GAS COMPARATOR (WEIGHTED AT 67%) RTSR PERFORMANCE HURDLE VESTING TSR outcomes are calculated by an external adviser following the end of the performance period. Any Performance Rights that do not vest will lapse and are not retested. The decision to vest the Performance Rights is subject to the overriding discretion of the Board, which may adjust outcomes if appropriate, in order to better reflect shareholder expectations or management performance. Woodside Petroleum Ltd 15

Other information required by the ASX Listing Rules • Ms O’Neill is the only Director eligible to participate in the EIS. • If shareholder approval is not obtained, the Board will, acting reasonably, determine the amount and form of the compensation payable to the CEO for the loss of the benefit of the equity component of her VAR award. • The ASX Listing Rules require this Notice of Meeting to state the number and average price of securities received by Ms O’Neill under the EIS. 285,018 securities have previously been granted to Ms O’Neill under the EIS, comprising 55,366 Performance Rights and 229,652 Restricted Shares. These securities were granted to Ms O’Neill as part of her VAR for no cost. • If Item 5 is approved, the Restricted Shares and Performance Rights will be allocated to Ms O’Neill as soon as practicable after the AGM and in any event within 12 months of the meeting. • Details of any securities issued under the EIS will be published in the Company’s Annual Report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the Executive Incentive Scheme after this resolution is approved and who are not named in this Notice of Meeting will not participate until approval is obtained under ASX Listing Rule 10.14. • No loan will be made by the Company in relation to the grant of Restricted Shares and Performance Rights to Ms O’Neill. The Board (with Ms O’Neill abstaining) recommends that shareholders vote in favour of the grant of the Performance Rights to the CEO and Managing Director. Other terms of the Restricted Shares and Performance Rights The following table summarises the key terms that apply to the components of VAR delivered as equity to Ms O’Neill: KEY EIS FEATURES Allocation methodology Restricted Shares and Performance Rights are allocated using a face value allocation methodology. The number of Restricted Shares and Performance Rights has been calculated by dividing the value of the respective components by the volume weighted average price (VWAP) of the Company’s shares traded on each trading day in December 2021 (being approximately A$21.84). Dividends and voting rights Ms O’Neill is entitled to receive dividends on Restricted Shares and exercise voting rights. No dividends are paid on Performance Rights prior to vesting. For Performance Rights that do vest, a dividend equivalent payment will be paid by the Company for the period between allocation and vesting. The dividend equivalent payment will be paid in cash unless the Board determines otherwise. Ms O’Neill does not have any voting rights in relation to Performance Rights. Clawback provisions The Board has the discretion to reduce unvested entitlements including where an executive has acted fraudulently or dishonestly or is found to be in material breach of their obligations, there is a material misstatement or omission in the financial statements or the Board determines that circumstances have occurred that have resulted in an unfair benefit to the executive. Control event The Board has the discretion to determine the treatment of Restricted Shares and Performance Rights on a change of control event. If a change of control occurs during the vesting period for equity awards, Restricted Shares will vest in full whilst Performance Rights may, at the discretion of the Board, vest on an at least pro-rata basis. Cessation of employment If Ms O’Neill resigns or her employment is terminated for cause, all Performance Rights will lapse and Restricted Shares will be forfeited (unless the Board determines otherwise). If Ms O’Neill ceases employment for any other reason: • all Performance Rights will remain on foot and will remain subject to the original terms; and • Restricted Shares will vest in full from a date determined by the Board. The Board will have discretion to accelerate the vesting of unvested equity awards, subject to termination benefits laws. In the case of death or disability, unvested equity awards will vest to the extent permitted by law. Adjustments to Performance Rights The Board may grant additional Performance Rights or make adjustments it considers appropriate to the terms of a Performance Right in order to minimise or eliminate any material advantage or disadvantage to Ms O’Neill resulting from a corporate action by, or capital reconstruction in relation to, the Company, including any return of capital. No retesting There will be no retest applied to the award. Performance Rights will lapse if the required RTSR performance is not achieved at the conclusion of the five-year period. 16 Notice of Annual General Meeting 2022

Item 6. Reinsertion of proportional takeover provisions The Company’s Constitution contains provisions which prohibit the registration of transfers of shares acquired under a proportional takeover bid unless a resolution is passed by the shareholders approving the bid. As provided in Schedule 1, the provisions will cease to have effect at the end of three years after their adoption (2 May 2019) unless they are re-inserted. It is proposed that the proportional takeover provisions in the form set out in Schedule 1 of the Company’s Constitution are re-inserted for a further period of three years from the date of the Meeting. What is a proportional takeover bid? A proportional takeover bid is one where the takeover offer made by a bidder to each shareholder is only for a proportion of that shareholder’s shares in the target company – for example, the bidder only makes a bid for 30 per cent of each shareholder’s shares. The specified proportion must be the same in the case of all shareholders. This means that control of the target company may pass without shareholders having the chance to sell all their shares to the bidder. The bidder may take control of the target company without paying an adequate amount for gaining control. To deal with this possibility, a company may provide in its constitution that if a proportional takeover bid is made for shares in the company, shareholders must vote on whether to accept or reject the offer and that decision will be binding on all shareholders. The benefit of the provision is that shareholders are able to decide collectively whether the proportional offer is acceptable in principle and it may ensure that any partial offer is appropriately priced. Effect of the provisions to be included Under Schedule 1, if a proportional takeover bid is made, the directors will be required to convene a general meeting of shareholders to vote on a resolution to approve the proportional takeover bid. The resolution must be voted on at least 14 days before the last day of the takeover bid period. The vote is decided on a simple majority. The bidder and any associates of the bidder will be excluded from voting. If the resolution is not passed, then the bid will be deemed to be withdrawn and registration of any transfer of shares resulting from the proportional takeover bid will be taken to have been withdrawn. Acceptances will be returned, and any contracts formed by acceptances will be rescinded. If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Corporations Act and the Company’s Constitution. If no resolution is voted on at least 14 days before the last day of the takeover bid period, then a resolution to approve the proportional takeover bid will be deemed to have been passed. This effectively means that shareholders may only prohibit a proportional takeover bid by passing a resolution rejecting the proportional takeover bid. The proportional takeover provisions do not apply to full takeover bids. The renewed provisions will expire after three years, unless again renewed by shareholders by a special resolution. Similar provisions are commonly found in the constitutions of publicly-listed companies on the ASX and are regularly renewed. Potential advantages and disadvantages The Corporations Act requires shareholders to be given a statement which retrospectively examines the advantages and disadvantages, for directors and shareholders, of the proportional takeover provisions proposed to be renewed. During the period in which Schedule 1 of the Constitution has been in effect there have been no proportional takeover bids made for the Company and the rule has therefore not been activated. The directors are not aware of any potential takeover bid that was discouraged by the proportional takeover provisions. The provisions enable the directors to ascertain the views of shareholders on a proportional takeover bid. Apart from this, there is no specific advantage for directors (in their capacity as directors) in reinserting the proportional takeover provisions because they remain free to make their own recommendation on whether a proportional takeover bid should be approved or rejected. The potential advantages of the proportional takeover approval provisions for shareholders of the Company are: • Shareholders have the right to determine by majority vote whether a proportional takeover bid should proceed • The provisions may assist shareholders to avoid being locked in as a minority • An increase in shareholders’ bargaining power may assist in ensuring that any proportional takeover bid is adequately priced, and • Knowing the view of the majority of shareholders assists each individual shareholder in assessing the likely outcome of the proportional takeover bid and whether to accept or reject an offer under the bid. The potential disadvantages of the proportional takeover approval provisions for shareholders of the Company include: • Proportional takeover bids for shares in the Company may be discouraged A copy of the Constitution is available on the Company’s website at www.woodside.com.au Woodside Petroleum Ltd 17

• Shareholders may have reduced opportunities to sell all or some of their shares at a premium to persons seeking control of the Company and any takeover speculation element in the Company’s share price may also be reduced • The chance of a proportional takeover bid being successful may be reduced, and • The provisions may be considered an additional restriction on the ability of individual shareholders to deal freely in their shares. The directors consider that the potential advantages for shareholders of the proportional takeover approval provisions outweigh the potential disadvantages. In particular, shareholders as a whole are able to decide whether or not a proportional takeover bid is successful. No knowledge of present acquisition proposals At the date of this notice, no director is aware of a proposal by a person to acquire, or to increase the extent of, a substantial interest in the Company (other than in connection with the issue and distribution of Woodside Shares as part of the Merger (refer to Item 2 ‘Approval of the BHP Petroleum Merger’ and the Merger Explanatory Memorandum which accompanies this Notice of Annual General Meeting), which does not trigger the proportional takeover provisions.) The Board recommends that shareholders vote in favour of the re-insertion of the proportional takeover approval provisions in Schedule 1 of the Company’s Constitution. Item 7. Change of Company Name It is proposed that shareholder approval be sought under section 157 of the Corporations Act for the change in name of Woodside Petroleum Ltd to Woodside Energy Group Ltd, effective from the date that ASIC updates its register to reflect the new name. The proposed change in Woodside Petroleum Ltd’s name aligns with the Company’s long-term strategic direction and the anticipated evolution of its portfolio through the energy transition. The proposed new name of Woodside Energy Group Ltd reflects the Company’s expected transition from a pure petroleum company to a more diversified energy provider, investing in the products and services our customers need as they decarbonise. This transition is already underway with the suite of hydrogen, ammonia and solar energy opportunities in Australia and the US announced in late 2021. As outlined in the Company’s Investor Update 2021 and Full-Year 2021 Results Presentation, the Company’s capital allocation framework is spread across the three pillars of oil, gas and new energy. Investments in a future diversified new energy portfolio will be driven by the Company’s target to invest $5 billion in profitable new energy products and lower-carbon services, assuming the proposed merger with BHP’s petroleum business is completed. Noting the Company’s strategy to thrive through the energy transition as a low-cost, lower-carbon, profitable, resilient and diversified energy provider, the proposed name of Woodside Energy Group Ltd is a more accurate and compelling description of the Company’s anticipated activities and approach. Woodside Energy Group Ltd will trade under the ASX code “WDS”. Approval is also being sought to amend the Company’s Constitution to replace references to “Woodside Petroleum Ltd” with “Woodside Energy Group Ltd”. The Board recommends that shareholders vote in favour of changing the name of Woodside Petroleum Ltd to Woodside Energy Group Ltd. Item 8. Change of External Auditor Under the Corporations Act, shareholder approval is required for the appointment of a new auditor. Ernst & Young is currently the Company’s auditor. Following a competitive tender process, the Board has selected PricewaterhouseCoopers (PwC) to be appointed as the new auditor of the Company and its controlled entities and PwC has consented to the appointment. Ernst & Young has agreed to resign as auditor with effect from the close of the Annual General Meeting and will seek consent from the ASIC for the resignation in accordance with section 329(5) of the Corporations Act prior to the Annual General Meeting. Section 328B(1) of the Corporations Act requires that written notice of nomination of a new auditor be received from a member of the Company. The Company has received such a nomination from Sonia Foo, who is a member of the Company, nominating the proposed new auditor. A copy of this nomination is set out in Annexure B to this Notice of Meeting. If item 8 is approved, the appointment of PwC as the Company’s new auditor will take effect at the close of this Annual General Meeting. The Board recommends that shareholders vote in favour of the appointment of PwC as the Company’s auditor. Item 9. Climate Report An advisory resolution for adoption of the Climate Report 2021 is proposed for shareholder approval. The Climate Report 2021 summarises Woodside’s climaterelated plans, activities, progress and climate-related data for the period 1 January 2021 to 31 December 2021. The Climate Report 2021 has been structured to align with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations framework. It describes the Company’s strategy including progress against emissions reduction targets, financial resilience testing of Woodside’s portfolio using scenarios, targets and metrics, risk management and governance. 18 Notice of Annual General Meeting 2022

Shareholders should vote for the adoption of the Climate Report 2021 because it articulates how Woodside aims to thrive through the energy transition by building a low-cost, lower carbon, profitable, resilient and diversified portfolio. It explains how Woodside intends to deliver on our climate strategy and provides an update on our progress in 2021, including the challenges and risks that we face. A copy of the Climate Report is available on the Company’s website at www.woodside.com.au/ sustainability/climate-change. The vote on the adoption of the Climate Report resolution is advisory only and does not bind the directors or the Company. This advisory vote is intended to provide a forum for shareholders to discuss and provide feedback on the Climate Report. However, the Board will take the outcome of the vote into consideration when reviewing the climate change approach of the Company. Item 10. Resolutions requisitioned by groups of shareholders A group of shareholders representing less than 0.01% of the Company’s ordinary shares has proposed Items 10(a) and 10(b) under section 249N of the Corporations Act. A separate group of shareholders representing less than 0.01% of the Company’s ordinary shares has proposed Items 10(c) and 10(d) under section 249N of the Corporations Act. Both groups of shareholders also requested pursuant to section 249P of the Corporations Act that the statements set out in Annexure C to this notice be provided to shareholders. Consistent with the Company’s approach to inviting shareholder debate and feedback, it is the Board’s intention to allow a reasonable opportunity at the AGM to take questions from shareholders on Items 10(a) - 10(d), even if Item 10(a) is not passed by the requisite majority (and Items 10(b), 10(c) and 10(d) are not ultimately put to the meeting as a result). Item 10(a) – Amendment to the Constitution The requisitioning shareholders’ statement in relation to this resolution is set out in the Annexure C of this Notice of Annual General Meeting. The Board’s response • The Board does not consider that the resolution to change the constitution is in the best interests of the company. • Shareholders have a number of existing avenues to express opinions on the management of the company. • This constitutional amendment may disproportionately favour activist shareholders, and not necessarily Woodside’s broader shareholder base. The Board respects the rights of shareholders to requisition resolutions and to propose amendments to the Constitution. However, for the reasons outlined below, the Board does not consider the requisitioned resolution to be in the best interests of the Company and recommends that shareholders vote against the resolution in item 10(a). This resolution proposes to insert a new provision in the Constitution which would give shareholders the ability, by ordinary resolution, to express an opinion about the way in which the management of the business and affairs of Company has been or should be exercised. Shareholders have a number of avenues available to them to express their opinions about the management of the Company. Notably, shareholders can attend, engage in and ask questions at general meetings of the Company, or submit comments and questions in advance of the meeting where they are unable to attend in person. Woodside also holds an investor briefing each year at which the CEO and other senior executives present on key aspects of the business and are available to respond to questions. Webcasts of both the AGM and investor briefing are made available on the Company’s website, as are copies of investor briefings and presentations. The Company also has an investor relations program to facilitate effective two-way communication with investors and a Continuous Disclosure and Market Communication Policy which outlines Woodside’s commitment to ensuring that shareholders are provided with accurate, full and timely information about the Group’s activities and that all stakeholders have equal opportunities to receive externally available information issued by Woodside. The Company regularly and constructively engages with its shareholders and wider stakeholder groups (at Chairman, Non-executive director and management level) to discuss and understand how the Company’s operations and activities impact the Company’s shareholders and stakeholders. Over many years, a significant part of this engagement has related to climate change. This process provides valuable feedback to the Company on its strategies, affairs and outlook. Such feedback has provided, and will continue to provide, the Company with the information and flexibility to adjust both its strategy and its external reporting of that strategy and operations to respond appropriately to the prevailing expectations of its shareholders and stakeholders. This demonstrated ability to adjust internal plans and communication all occur without the need for a constitutional requirement. The Board does not believe the amendment contemplated by this resolution will improve the ability for shareholders as a whole to be heard and to express their opinions about the management of the Company. To the contrary, the Board believes the proposed constitutional amendment could adversely impact on the governance of the Company, even if it only facilitates advisory resolutions. The power to manage the business of the Company is conferred upon the Board by the Constitution. It is important that the Board is able to make decisions drawing on the directors’ professional Woodside Petroleum Ltd 19 expertise and business judgement about the affairs of the Company in the interests of shareholders as a whole. Shareholders have the ability to hold the Board to account for its decisions and actions by voting on the appointment and removal of Directors. The Board is concerned that a constitutional right to propose resolutions to express non-binding opinions at a general meeting is likely to disproportionately favour activist shareholders who have a practice of requisitioning special interest resolutions. This could result in the business of future annual general meetings being dominated by non-binding special interest resolutions which could be time-consuming and not necessarily aligned with the broader shareholder base. For these reasons, the Board does not consider the amendment to the Constitution to be appropriate and recommends that shareholders vote against this resolution. Directors’ Recommendation The Board recommends that shareholders vote AGAINST Item 10(a). The Chairman of the meeting intends to vote undirected proxies AGAINST Item 10(a). Item 10(b) – Contingent resolution – Capital protection Item 10(b) is an “advisory resolution” and will only be presented to the meeting for consideration if Item 10(a) is passed by special resolution. If Item 10(a) is not passed, this item will not be put to the meeting. However, as noted above, the Company intends to allow a reasonable opportunity at the AGM for shareholders to ask questions on the subject matter of this item. The requisitioning shareholders’ statement in relation to this resolution is set out in the Annexure C of this Notice of Annual General Meeting. The Board does not endorse the resolution and recommends that shareholders vote against this resolution for the reasons set out below. Demand for Woodside’s products during the energy transition Woodside does not accept the premise of the resolution that the climate goals of the Paris Agreement require the managing down of its oil and gas production assets and operations. Woodside’s Climate Policy, as adopted in early 2022, is to: • Develop and operate oil and gas projects in a manner that is consistent with Woodside’s net equity Scope 1 and 2 emissions reduction targets, consistent with Paris aligned scenarios - these are scenarios limiting global warming to below 2 degrees Celsius and pursing efforts to limit warming to 1.5 degrees Celsius, and • Invest in new energy products and lower-carbon services to reduce customers’ emissions, which are part of Woodside’s Scope 3 emissions, including but not limited to hydrogen, ammonia and carbon, capture, utilisation and storage. In Woodside’s Climate Report 2021, a range of International Energy Agency (IEA) scenarios are outlined by which the energy transition could unfold. It is clear that there is an important role for oil, gas and hydrogen in all IEA scenarios. Even in the Net Zero Emissions by 2050 (NZE) scenario, Woodside estimates the cumulative global investment in oil and gas needed to meet the world’s energy needs is approximately US$10 trillion by 2050.2 The Climate Report 2021 also notes the inherent limitations associated with scenario analysis and that the disclosures are ‘point in time’ In 2021, Woodside’s three major markets (Japan, China and Republic of Korea) updated their Nationally Determined Contributions under the Paris Agreement and set midcentury “net zero” goals. The Climate Report 2021 includes extracts from their respective Nationally Determined 1 Investment target assumes completion of the proposed merger with BHP’s petroleum business. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance. 2 Based on data from IEA 2021. “World Energy Outlook 2021” and IEA 2021: “Net Zero by 2050: a roadmap for the global energy sector” (all rights reserved) as modified by Woodside analysis, real terms 2019. The Board’s response • Woodside does not accept the premise of the resolution, that is, the managing down of its oil and gas production assets is the only pathway consistent with the achievement of the Paris Agreement aims. Woodside aims to thrive through the energy transition by building a low-cost, lower-carbon, profitable, resilient and diversified portfolio. • The International Energy Agency (IEA) has modelled a range of scenarios by which the energy transition could unfold. It is clear there is an important role for oil, gas and hydrogen in all IEA scenarios. Even in the Net Zero Emissions scenario the forecast cumulative global investment in oil and gas needed to meet the world’s energy needs is approximately US$10 trillion by 2050. • Woodside has a portfolio of quality oil and gas assets that provides the foundation to deliver new growth opportunities. We are also developing a portfolio of new energy projects. These projects have limited scale today with the potential for significant future growth, as customer demand increases and technology decreases the cost of supply. In December 2021, Woodside announced a US$5 billion investment target by 2030 for these products and services.1 • Woodside has published a Climate Report 2021 which contains further information on Woodside’s climaterelated plans, activities, progress and climate-related data for the period 1 January 2021 to 31 December 2021. • The Climate Report is being put to a non-binding advisory vote at the 2022 AGM. Therefore, the Board’s view is that the resolution 10(b) is unnecessary. 20 Notice of Annual General Meeting 2022

Contributions (NDCs) to the Paris Agreement goals, drawing attention to their indicated use of natural gas, new energy products and lower-carbon services. Woodside recognises that while unabated natural gas can help countries move towards net zero greenhouse gas emissions, it cannot help them reach net zero on its own because most end uses of natural gas results in greenhouse gas emissions. Further, the uncertainty of how the energy transition will unfold means that Woodside needs diversity in its product mix to meet changing demand. Woodside recognises that demand in emerging products such as hydrogen is likely to increase when the cost of these new energy sources is low enough for customers to switch to them. Woodside is focused on reducing net equity Scope 1 and 2 greenhouse gas emissions In 2020, Woodside announced targets for near- and medium-term emissions reduction below the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020.1 These targets are to reduce net equity Scope 1 and 2 greenhouse gas emissions by 15% (2025) and 30% (2030) towards an aspiration of net zero by 2050 or sooner. Details of Woodside’s plan to meet these targets are included in the Climate Report 2021. Woodside’s net equity Scope 1 and 2 greenhouse gas emissions totalled 3,235 kt CO2-e in 2021,2 which was 10% below the 2016-2020 gross annual average, and on course to achieve Woodside’s 2025 target of a 15% reduction.3 Woodside is investing in the products and services that our customers need as they reduce their emissions Woodside has a portfolio of quality oil and gas assets that provides the foundation to deliver new growth opportunities and is developing a portfolio of new energy projects. These projects have limited scale today with the potential for significant future growth, as customer demand increases and technology decreases the cost of supply. The largest source of Woodside’s Scope 3 emissions is from the use of oil and gas by Woodside’s customers. Therefore, the focus of Woodside’s Scope 3 emissions plan is on investing in the development of new energy products, such as hydrogen and ammonia, and lower-carbon services, such as carbon capture, utilisation and storage (CCUS), that can significantly reduce these end-use emissions. Woodside, in 2021, set a US$5 billion investment target by 2030 for new energy products, such as hydrogen and ammonia, and lower-carbon services, such as CCUS. This investment target, which is not guidance, assumes completion of the proposed merger with BHP’s petroleum business and individual investment decisions are subject to Woodside’s investment hurdles. Woodside’s capital allocation framework, announced in December 2021 at the Investor Update 2021, sets target investment criteria for oil, gas and new energy opportunities. Not all energy investments are the same, and these three investment types are fundamentally different in nature and have different risk/return profiles. The Company will use this capital allocation framework to create a diversified and flexible portfolio which is responsive to changes in demand and supply for Woodside’s products. Financial resilience testing of Woodside’s portfolio of producing and sanctioned assets using scenarios The Climate Report 2021 includes information about financial resilience testing of Woodside’s portfolio of producing assets and sanctioned projects against the four scenarios published in the IEA’s 2021 World Energy Outlook, including NZE, a 1.5 degree Celsius scenario. The analysis, which is not guidance, finds that potential average annual free cashflow from the portfolio is positive in all scenarios, including NZE. The Climate Report 2021 also notes the limitations of scenario analysis. Climate-related risks, opportunities and governance The Climate Report 2021 includes information about Woodside’s identification and management of short, medium and longterm climate-related risks and opportunities. It also sets out the Company’s approach to governance of climate-related issues including the role of the Board and the executive team. Disclosures in the Climate Report 2021 are structured to align with the TCFD recommendations framework. The report has also been prepared with reference to selected relevant metrics from the Sustainable Accounting Standards (SASB) Oil and Gas Exploration and Production Standard.4 The Board considers that the Climate Report 2021 satisfactorily addresses Woodside’s approach to the risks and opportunities presented by climate change and the energy transition and has put the Climate Report 2021 to a non-binding advisory vote at the 2022 AGM. Shareholders should refer to the Climate Report 2021 for further information on Woodside’s climate-related plans, activities, progress and climate-related data for the period 1 January 2021 to 31 December 2021. Accordingly, the Directors are of the view that the resolution is not necessary, given the Company’s existing decarbonisation steps, public commitments and reporting practices. Having regard to these reasons, the Board considers the proposed resolution is not in the best interests of shareholders. 1 Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio. 2 Refer Woodside’s Climate Report 2021. 3 Assumes equity Scope 1 and 2 greenhouse gas emissions are as currently forecast in Woodside’s business plan. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio. 4 Financial Stability Board 2017. “Recommendations of the Task Force on Climate-related Financial Disclosures. Final Report.” Figure 4, Page 14. Sustainability Accounting Standards Board 2018. “Oil & Gas – Exploration and Production. Sustainability Accounting Standard. Version 2018-10.” Table 1, Page 6. Woodside Petroleum Ltd 21

Directors’ Recommendation The Board recommends that shareholders vote AGAINST Item 10(b). The Chairman intends to vote undirected proxies AGAINST Item 10(b). Item 10(c) Contingent resolution – Climate-related lobbying Item 10(c) is an “advisory resolution” and will only be presented to the meeting for consideration if Item 10(a) is passed by special resolution. If Item 10(a) is not passed, this item will not be put to the meeting. However, as noted above, the Company intends to allow a reasonable opportunity at the AGM for shareholders to ask questions on the subject matter of this item. The requisitioning shareholders’ statement in relation to this resolution is set out in the Annexure D of this Notice of Annual General Meeting. The Board does not endorse the resolution and recommends that shareholders vote against this resolution for the reasons set out below. The Board’s response • Woodside regularly engages with governments of countries where we are active in support of our business strategy, to exchange information, and to inform policy development and decision making. • This engagement is undertaken both directly and by working with industry associations. • When these engagements are on climate-related topics, we ensure our own advocacy is aligned with Woodside’s Climate Policy and encourage our industry associations to be similarly aligned. • Woodside has published a Climate Report 2021. The report includes a summary of Woodside’s climaterelated advocacy. • The Board is of the view that this resolution is not in the best interests of the Company. The Company makes known its views on policy matters through public statements and commitments. Formal submissions in Australia on climate change and energy policy are made by the Company where appropriate, to influence sound policy outcomes and provide clarity on the Company’s specific policy positions. The Company ensures that these submissions are aligned to its Climate Policy and makes them public where appropriate. Woodside notes that in the Climate Action 100+ Net Zero Company Benchmark published in March 2022, it has been assessed as having met all the requirements for the indicator on climate policy engagement. The Climate Report 2021 provides a summary of climate-related advocacy undertaken by Woodside in 2020-2021. In relation to advocacy in respect of new oil and gas developments, Woodside’s capital allocation framework announced in December 2021 at the 2021 Investor Update sets target investment criteria for oil, gas and new energy opportunities. The Climate Report 2021 describes how Scope 1 and 2 emissions from projects in all capital allocation categories need to be managed to meet Woodside’s net equity emissions reduction target of 30% by 2030 and a net zero aspiration by 2050 or sooner.1 The Climate Report 2021 also sets out Woodside’s methane emissions and Scope 3 Emissions plans. The Scope 3 Emissions Plan includes investment in new energy products and lower carbon services, supporting customer and supplier emissions reduction and promoting global measurement and reporting. The Company also sees value in belonging to peak industry organisations that play multiple roles and make a contribution to civil society. By participating in these groups, the Company has the opportunity to increase its awareness of policy issues, better understand stakeholder expectations and engage constructively on issues. This allows the Company to show leadership in its industry and in the community. These organisations set technical standards, share best practices, facilitate stakeholder engagement and give members a forum for policy discussions. The Company has one voice amongst many in these groups and, as such, the Company seeks to influence their positions on a range of policy issues including their planned advocacy activities. They do not represent the views of any individual member. The major organisations of which the Company is a member are published on the Company’s website, and in 2020 Woodside published a summary review of the climate change positions of major organisations in terms of: • Support for Paris Agreement goals and commitments and global net zero emissions by 2050 • Support for appropriate protection to manage the social and economic costs of the transition, and • Support for lower emissions technologies and other pathways to reducing/offsetting emissions. Woodside conducts ongoing annual reviews of its industry association memberships to ensure broad alignment with business priorities and policy positions. Indeed, Woodside is able to exert influence upon these organisations, and through them its industry peers, to seek greater alignment in support of its climate change principles. An example of Woodside’s positive influence occurred in 2021. The Company’s CEO chaired the Australian Petroleum Production and Exploration Association (APPEA) Greenhouse Gas and Energy policy committee which resulted in substantially improved new climate change policy principles. Accordingly, the Directors are of the view that the resolution is not required. The Board considers the proposed resolution is not in the best interests of shareholders. 1 Target is for equity net Scope 1 and 2 emissions. Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the baseline will be adjusted for the then combined Woodside and BHP petroleum portfolio. 22 Notice of Annual General Meeting 2022

Directors’ Recommendation The Board recommends that shareholders vote AGAINST Item 10(c). The Chairman of the meeting intends to vote undirected proxies AGAINST Item 10(c). Item 10(d) Contingent resolution - Decommissioning Item 10(d) is an “advisory resolution” and will only be presented to the meeting for consideration if Item 10(a) is passed by special resolution. If Item 10(a) is not passed, this item will not be put to the meeting. However, as noted above, the Company intends to allow a reasonable opportunity at the AGM for shareholders to ask questions on the subject matter of this item. The requisitioning shareholders’ statement in relation to this resolution is set out in Annexure D of this Notice of Annual General Meeting. The Board does not endorse the resolution and recommends that shareholders vote against this resolution for the reasons set out below. The Board’s response • Woodside does not consider the proposed resolution to be required given its existing practices and the level of disclosure already provided around decommissioning. • Woodside incorporates decommissioning into project planning, from the earliest stages of development through to the end of field life. • Woodside sets out its estimates of future restoration obligations and key assumptions in Note D.5 of the audited financial statements. • The Merger Explanatory Memorandum contains additional disclosure and a list of installed onshore and offshore oil and gas assets and sets out when decommissioning expenditure is currently forecast, in five-year periods, the last 5-year period being 2057-2061. • Permissioning documents, including Environment Plans (published publicly on NOPSEMA’s website) include details of oil and gas infrastructure for each project which may be decommissioned. • The Climate Report 2021 describes key climate-related risks and opportunities, including those relating to financial resilience testing of Woodside’s portfolio. The resolution proposes to impose specific annual reporting requirements with respect to decommissioning. The Board considers the introduction of additional reporting requirements to be unnecessary as the Company already provides detail regarding its future restoration obligations through a variety of channels. The Company focuses on delivering decommissioning outcomes which are aligned with regulatory and societal expectation. Decommissioning is integrated into project planning, from the earliest stages of development until decommissioning is complete. The Company estimates the future decommissioning costs of assets including offshore and onshore production facilities, wells and subsea infrastructure at different stages of the development and construction of assets or facilities. The restoration provision for these future activities is included in Woodside’s full year and half year financial statements. In the Annual Report 2021, Woodside has increased the level of disclosure and the assumptions that underpin the estimates. This information can be found in Note D.5 of the audited financial statements. Woodside will continue to actively consider the appropriate level of disclosure, recognising that practices and expectations around decommissioning are evolving. Permissioning documents, including Environment Plans (published publicly on NOPSEMA’s website), include details of oil and gas infrastructure for each project which may be decommissioned. The information is necessarily high level in early Environment Plans and becomes more granular in later Environment Plans as uncertainty is reduced closer to end of life. Woodside’s decommissioning and restoration cost estimates are based on compliance with the requirements of relevant regulations which vary for different jurisdictions and are often non-prescriptive. In many instances, restoration costs are expected to be incurred many years into the future. Woodside maintains technical expertise to ensure that industry learnings, scientific research and local and international guidelines are reviewed in assessing its decommissioning and restoration obligations. The decommissioning and restoration cost estimates require assumptions regarding removal date, environmental legislation and regulations, the extent of restoration activities required, the engineering methodology for estimating cost and future removal technologies in determining the removal cost. In the Merger Explanatory Memorandum, the Company has outlined indicative decommissioning costs (pre-tax) over five-year periods up until 2061. This information provides an increased level of disclosure to the asset level. The Climate Report 2021 describes key climate-related risks and opportunities, including those relating to decommissioning. Climate-related scenario analysis and the capital allocation framework are also described in the Climate Report 2021. Accordingly, the Directors are of the view that the resolution is not necessary, given the existing channels through which disclosure of the Company’s decommissioning plans are made publicly available and the increased level of disclosure that has been provided in the Annual Report 2021 and the Merger Explanatory Memorandum in particular. Having regard to these reasons, the Board considers the proposed resolution is not in the best interests of shareholders. Directors’ Recommendation The Board recommends that shareholders vote AGAINST Item 10(d). The Chairman of the meeting intends to vote undirected proxies AGAINST Item 10(d). Woodside Petroleum Ltd 23

ANNEXURE B Mr Warren Baillie Company Secretary Woodside Petroleum Ltd 11 Mount Street Perth WA 6000 17 March 2022 Subject: Nomination of Auditor Dear Sir, In accordance with the provisions of section 328B of the Corporations Act 2001, I, Sonia Foo, being a member of Woodside Petroleum Ltd, hereby nominate PricewaterhouseCoopers for appointment as auditor of that company. Yours faithfully, Sonia Foo 24 Notice of Annual General Meeting 2022

ANNEXURE C Statements pursuant to section 249P of the Corporations Act The shareholders who requisitioned the resolutions in items 10(a) and 10(b) have requested, pursuant to section 249P of the Corporations Act, that the following statements accompany the resolutions. Woodside is legally required to circulate the statements to shareholders. However, the Board and Company are not responsible for the contents of the statements or for any inaccurate or misleading statements contained in them. Statement by the requisitioners in support of Item 10(a) Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions. For example, in the UK shareholders can consider resolutions seeking to explicitly direct the conduct of the board. In the US, New Zealand and Canada shareholders can consider resolutions seeking to advise their board as to how it should act. As a matter of practice, typically, unless the board permits it, Australian shareholders do not enjoy the same rights as their UK, US, New Zealand or Canadian counterparts in this respect. A board of directors is a steward for shareholders and accountability for the discharge of that stewardship is essential to longterm corporate prosperity. In some situations the appropriate course of action for shareholders dissatisfied with the conduct or performance of the board is to seek to remove directors individually. However in many situations a better course of action is to formally and publicly allow shareholders the opportunity at shareholder meetings to alert board members that the shareholders seek more information or favour a particular approach to corporate policy. The constitution of Woodside is not conducive to the right of shareholders to place advisory resolutions on the agenda of a shareholder meeting. This is contrary to the long-term interests of Woodside, its board and shareholders. Passage of this resolution – to amend the Woodside constitution – will simply put Woodside in a similar position in regard to shareholder resolutions as listed companies in the UK, US, Canada or New Zealand. We encourage shareholders to vote in favour of this resolution. Statement by the requisitioners in support of Item 10(b) Australian Financial Review columnist Tony Boyd wrote in August 2021, “Woodside’s reserves of LNG and its newly acquired oil and gas reserves from BHP are going to have to be shut down if we are to avoid catastrophic consequences for the global economy, environment and biodiversity.”1 Shareholders can add their own wealth destruction to this list of what must be avoided. This resolution seeks to provide confidence to shareholders that Woodside’s oil and gas assets are handled in a way that protects shareholder value, while ensuring employee transition and asset decommissioning obligations are adequately planned and resourced. Undermining commitments Our company has faced repeated calls in recent years through investor-led initiatives to demonstrate alignment with the Paris Agreement and its climate goals. 1 https://www.afr.com/chanticleer/climate-drives-bhp-s-woodside-deal-20210817-p58jkn Woodside Petroleum Ltd 25

These calls include: • 50% of shareholders voting for scope 1, 2, and 3 emission targets, and exploration and capital expenditure plans aligned with Paris in 2020 • 19% of shareholders voting for the company to manage down oil and gas production in line with Paris in 2021, and • The Climate Action 100+ investor initiative’s unmet demand to “align future capital expenditures with the Paris Agreement’s objective of limiting global warming to 1.5° Celsius”.2 Yet Woodside has moved in the opposite direction, drastically increasing exposure to climate-related transition risks by committing billions to new projects incompatible with Paris and a net-zero by 2050 scenario, and pursuing a merger that would approximately double its oil and gas production.3 Betting against climate goals In December 2021, Woodside announced a final investment decision (FID) to proceed with the $12.0 billion4 Scarborough-Pluto 2 project,5 consisting of a $5.7 billion greenfield offshore field (73.5% Woodside, 26.5% BHP)6 and the new $5.6 billion onshore Pluto 2 LNG train (51% Woodside, 49% GIP).7 Assuming the BHP merger proceeds, Woodside plans to spend $7.7 billion on Scarborough-Pluto, which multiple independent analyses have found is incompatible with Paris and a net-zero by 2050 scenario. Despite Woodside’s climate rhetoric, management cites a global LNG demand forecast consistent with around 3°C of global warming when discussing investment in Scarborough.8 The International Energy Agency’s (IEA) Net-Zero Emissions by 2050 Scenario (NZE) – modelled to provide a 50% chance of limiting global warming to 1.5°C – projects Australia’s LNG trade to fall 25% below 2020 levels by 2030, and to halve by 2040.9 Climate Analytics concludes the Scarborough-Pluto project:10 • “Represents a bet against the world implementing the Paris Agreement”, and • “Is not 1.5°C consistent and consequently is a major stranded asset risk”. Five months before the Scarborough FID, the IEA found “The rapid drop in oil and natural gas demand in the NZE means… no new oil and natural gas fields are required beyond those that have already been approved for development.”11 Carbon Tracker finds “Pluto Train 2 is not competitive even in the [IEA’s 2.7°C warming scenario] STEPS – that is, a world that utterly fails to decarbonise – meaning the deal with BHP is likely going to trigger Woodside to sanction one of its worst assets, increasing risk for its investors.”12 Scarborough-Pluto is not the only multi-billion dollar bet Woodside is making against climate action. The company increased its stake in the Sangomar offshore project in Senegal to 82% in July 2021.13 Carbon Tracker identified the $3.9 billion Sangomar project as the third highest cost oil project sanctioned in 2020 that is incompatible with the IEA’s (net-zero by 2070) Sustainable Development Scenario,14 let alone a net-zero by 2050 scenario. Even excluding the impact of the BHP merger, Woodside plans to spend around $2 billion on Scarborough-Pluto and a further ~$1 billion on Sangomar in 2022.15 Woodside’s proportion of the total capex costs for Scarborough-Pluto and Sangomar ($9.4 billion) could see the company spending more than half its current market capitalisation on projects that are incompatible with Paris. The immense stranded asset risk facing Woodside under the NZE is becoming increasingly likely to materialise, with key markets rapidly moving to align with global climate goals. Japan16 and Korea17, both key markets for Woodside, have announced plans to reduce gas in their energy mix by 2030, while IEEFA has found over 60% of proposed LNG import and gas power infrastructure in emerging Asia is unlikely to be built.18 2 https://www.climateaction100.org/company/woodside-energy/ 3 https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/woodside-merger-teleconference-and-investor-presentation.pdf 10 4 All dollar values are in USD unless otherwise stated 5 https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/060.-scarborough-and-pluto-train-2-developments-approved.pdf 6 https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/036-scarborough-project-update-and-line-item-guidance.pdf 7 https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/056-woodside-agrees-to-sell-49-stake-in-pluto-train-2-to-gip.pdf 8 https://www.woodside.com.au/docs/default-source/investor-documents/major-reports-(static-pdfs)/2020-full-year-results-and-annual-report/2020-woodside-annualreport. pdf 23; https://www.marketforces.org.au/wp-content/uploads/2021/06/Scarborough-Investor-Briefing-2021.pdf 2 9 https://www.iea.org/reports/net-zero-by-2050 175 10 https://climateanalytics.org/media/climateanalytics_scarboroughpluto_dec2021.pdf 11 Ibid 12 https://carbontracker.org/reports/australian-oil-and-gas-mergers-exposing-the-weakness-of-company-transition-planning/ 4 13 https://files.woodside/docs/default-source/asx-announcements/2021-asx/woodside-completes-sangomar-acquisition-from-far.pdf?sfvrsn=f68ebeaa_2 14 https://carbontracker.org/reports/adapt-to-survive/ 30 15 https://www.woodside.com.au/docs/default-source/asx-announcements/2022/q4-2021-report.pdf 10 16 https://www.enecho.meti.go.jp/en/category/others/basic_plan/pdf/6th_outline.pdf 12 17 https://www.spglobal.com/platts/en/market-insights/latest-news/energy-transition/101921-south-korea-finalizes-2050-carbon-neutrality-roadmaps 18 http://ieefa.org/wp-content/uploads/2021/12/Examining-Cracks-in-Emerging-Asias-LNG-to-Power-Value-Chain_December-2021.pdf 3 26 Notice of Annual General Meeting 2022

Doubling down on petroleum exposure Despite already being laden with climate risks from its existing portfolio, Woodside has agreed to take on BHP’s entire petroleum portfolio, with the AU$41 billion merger set to roughly double Woodside’s oil and gas production.19 BHP’s portfolio includes growth projects with capex costs of up to $17.5 billion from FY22-FY30.20 Investors and analysts have voiced concerns about BHP shareholders potentially selling off the Woodside shares they would receive in the deal due to unacceptable climate risks.21 This could catalyse further wealth destruction for investors who have seen Woodside’s total shareholder return significantly underperform the ASX200 over the past decade.22 With many of BHP’s assets due for closure in the 2020s and 2030s,23 investors and analysts have also raised concerns about the imposition of major decommissioning liabilities on Woodside.24 Shareholder support for this resolution is required to ensure returns from Paris-aligned production are maximised, while preventing capital being wasted on projects that are incompatible with climate goals Woodside claims to support. 19 https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/woodside-merger-teleconference-and-investor-presentation.pdf 4, 10 20 Ibid 25, 26 21 https://www.afr.com/policy/energy-and-climate/woodside-edges-to-left-as-bhp-basks-in-esg-glow-20210818-p58jrd 22 Rifinitiv total return analysis, 1/1/2012-31/12/2021: WPL 43.7% vs ASX200 178.9% 23 https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/woodside-merger-teleconference-and-investor-presentation.pdf 25 24 https://www.afr.com/policy/energy-and-climate/woodside-edges-to-left-as-bhp-basks-in-esg-glow-20210818-p58jrd Woodside Petroleum Ltd 27

ANNEXURE D Statements pursuant to section 249P of the Corporations Act The shareholders who requisitioned the resolutions in items 10(c) and 10(d) have requested, pursuant to section 249P of the Corporations Act, that the following statements accompany the resolutions. Woodside is legally required to circulate the statements to shareholders. However, the Board and Company are not responsible for the contents of the statements or for any inaccurate or misleading statements contained in them. Statement by the requisitioners in support of Item 10(c) ACCR acknowledges our company’s support for the Paris Agreement and its aspiration to reach net-zero operational emissions by 2050.3 The International Energy Agency’s (IEA) ‘Net zero by 2050’ scenario4 concluded that no new coal, gas or oil developments can proceed beyond 2021, in order to limit global warming to 1.5°C. The IPCC’s Special Report on Global Warming of 1.5°C concluded that in the absence of, or with only a limited use of carbon capture and storage (CCS), the share of primary energy provided by gas must decline by 20-25% by 2030, and by 53-74% by 2050 (relative to 2010).5 Yet our company and its industry associations continue to advocate for the development of new and expanded oil and gas projects. For the purposes of this resolution, ‘direct advocacy’ refers to activities conducted by company employees or board members. ‘Indirect advocacy’ refers to activities conducted by agents of the board or company, including but not limited to industry associations, registered lobbyists,6 consultants and 6 advertising/marketing agencies. Direct advocacy In 2021, InfluenceMap found that our company was the third most active company in Australia on climate and energy policy between 2018-21, scoring it D- (scale A-F) for its opposition to Paris-aligned climate policy.7 While our company discloses its submissions on climate and energy policies,8 it does not disclose meetings with state and federal politicians. In 2020-21, our company was the single largest corporate donor to the Labor, Liberal and National parties, donating a total of $232,000.9 Our company has confirmed that these donations provide access to political parties.10 In late 2021, our company’s CEO Meg O’Neill and Senior Vice President-Climate, Tom Ridsill-Smith attended virtual events at COP26 to promote the use of fossil gas as a climate solution,11 and the reliance on offsets rather than actual emissions reductions, through the Indo-Pacific Offsets Scheme.12 Our company’s former CEO Peter Coleman had a significant media presence.13 New CEO Meg O’Neill has continued this advocacy, by claiming that fossil gas will displace coal in Asia,14 and that our company only has two options to reduce emissions: offsets and carbon capture and storage.15 In a demonstration of our company’s influence over the Western Australia Government, Premier Mark McGowan said his government “could intervene” if legal challenges were successful in delaying or stopping the Scarborough project.16 3 https://www.woodside.com.au/sustainability/climate-change 4 https://www.iea.org/reports/net-zero-by-2050 5 https://www.ipcc.ch/sr15/ 6 For example, see the Australian Government’s Register of Lobbyists 7 https://australia.influencemap.org/ 8 https://www.woodside.com.au/sustainability/working-openly/government-submissions 9 https://transparency.aec.gov.au/AnnualDonor 10 https://www.woodside.com.au/sustainability/working-openly/political-contributions 11 https://www.afr.com/police/energy-and-climate/ceos-up-the-climate-ambition-at-glasgow-20211028-p5944e 12 https://www.climatechangeauthority.gov.au/news/establishing-regional-carbon-bubble-indo-pacific 13 https://mumbrella.com.au/australias-top-10-most-prolific-ceos-on-sustainability-697382 14 https://thewest.com.au/opinion/how-woodside-will-push-for-lower-carbon-future--c-4680589 15 https://www.smh.com.au/business/companies/o-neill-points-woodside-towards-lower-returns-with-green-bets-20211208-p59ftn.htm 16 https://www.abc.net.au/news/2021-11-24/markmcgowan-woodside-scarborough-ccwa-supreme-court-action/100646078 28 Notice of Annual General Meeting 2022

Indirect advocacy Our company published its first and only industry association review in October 2020. Industry associations were determined to be “aligned” if they:18 • Support the Paris Agreement and global net zero emissions by 2050 • Support appropriate protection to manage the costs of the transition, and • Support for lower-emissions technologies and other pathways to reduce/offset emissions. The review identified “some misalignment” with just one organisation: the Canadian Association of Petroleum Producers (CAPP).19 Its membership was discontinued based on “current business priorities”, rather than policy misalignment.20 The review failed to assess industry associations’ advocacy for new oil and gas developments, subsidies for new oil and gas infrastructure, or advocacy on emissions reduction policies. Our company remains a member of at least four industry associations with climate lobbying practices that are misaligned with the Paris Agreement (ranked D+ or below):21 Industry association InfluenceMap rating Australian Industry Greenhouse Network (AIGN) D Australian Petroleum Production and Exploration Association (APPEA) E+ Chamber of Mines and Energy Western Australia (CMEWA) E International Association of Oil and Gas Producers (IOGP) D+ Each of these industry associations supports and advocates for the continued development of new or expanded oil and gas projects. Australia’s lack of climate policy In February 2021, Bloomberg ranked Australia’s climate policies as the weakest of the largest developed economies.22 In June 2021, Australia received the lowest score awarded to any of the 193 UN member states for climate action.23 In November 2021, Australia was ranked last out of more than 60 countries on climate policy by German think tank Climate Change Performance Index.24 Since September 2020,25 the Australian Government has implemented a suite of policies designed to accelerate the development of multiple new gas basins, known as the “gas-fired recovery”. It includes substantial subsidies for gas exploration and new infrastructure and pipelines.26 Throughout 2020-21, APPEA actively lobbied for the “gas-fired recovery”, through a series of reports27 and media engagements that advocated for the development of multiple new gas basins. APPEA has supported public subsidies for infrastructure and pipelines to connect new gas basins.28 In recent years, APPEA has increased its expenditure on social licence advertising six-fold29 and significantly escalated its engagement on climate and energy policy.30 Potential future misalignment Assuming the merger with BHP Petroleum is approved, our company will likely absorb BHP’s membership of the American Petroleum Institute (API), one of the most obstructive industry associations on climate policy in the United States.31 API has consistently advocated for the expansion of the oil and gas industry. It seems unlikely that our company would object to this advocacy, or fail to renew BHP’s membership of the API. Despite several years of shareholder concern around the advocacy of our company and its industry associations on climate and energy policy, there is little evidence to suggest that our company has attempted to affect change. Our company and its industry associations continue to advocate for the development of new and expanded oil and gas projects that are inconsistent with a 1.5°C pathway. ACCR urges shareholders to vote for this proposal. 17 https://www.woodside.com.au/docs/default-source/sustainability-documents/transparency-documents/industry-association-review-re port.pdf 18,19,20 ibid. 21 https://australia.influencemap.org/Industry-Associations 22 https://www.bloomberg.com/professional/blog/webinar/bnef-g20-zero-carbon-policy-scoreboard-whos-doing-it-best/ 23 https://www.sdgindex.org/reports/sustainable-development-report-2021/ 24 https://www.abc.net.au/news/2021-11-10/australia-scores-zero-on-climate-policy-in-latest-report/100608026 25 https://www.pm.gov.au/media/gas-fired-recovery 26 https://www.energy.gov.au/publications/2021-national-gas-infrastructure-plan 27 https://www.appea.com.au/media/media-publications/reports-and-speeches/ 28 https://www.smh.com.au/environment/climate-change/corporate-welfare-commonwealth-to-support-private-sector-in-gas-push-202 11126-p59cir.html 29 APPEA Ltd, Annual Reports 2018-20 30 https://australia.influencemap.org/Industry-Associations 31 https://lobbymap.org/influencer/American-Petroleum-Institute-API Woodside Petroleum Ltd 29

As Australia’s oil and gas industry matures, decommissioning liabilities are increasing. In 2020, Wood Mackenzie estimated the current cost of Australia’s onshore and offshore decommissioning at more than US$49 billion (A$60 billion) over the next 30 years.32 For the offshore oil and gas industry alone, decommissioning over the next 50 years has been estimated at USD$40.5 billion ($56 billion), with 51% of activities likely to occur before 2030.33 Australia’s national offshore regulator, NOPSEMA, warns the task ahead is significant - expensive, complex, and high-risk.34 As decommissioning is in its infancy in Australia, high-level cost estimates have not been reconciled to actual costs.35 Internationally, remediation costs have often exceeded provisions.36 In a 2021 North Sea study, the average actual cost was 76% more than estimated.37 NOPSEMA is concerned that industry is not valuing assets on the basis of full removal, and at times failing to facilitate full removal due to improper maintenance.38 Scrutiny around our company’s decommissioning activities has increased since the Northern Endeavour case. The subsequent Walker Review highlighted our company’s decision to sell an ageing asset, leaving a “legacy” of “extensive corrosion”39 as well as several outstanding regulatory matters.40 The case has elevated political41 and media42 critique of our company, and attracted interindustry critique.43 In this context, new federal legislation has been passed. Operators are facing strengthened trailing liability provisions; increased oversight of company control; stricter financial assurance requirements; strengthened remedial directions powers; and new transparency measures.44 A non-deductible levy, estimated by APPEA to generate up to $3.4 billion (~USD 2.4 billion),45 must now be paid by all producers. As Woodside and BHP produce almost 20% of Australia’s oil and gas, our merged company’s levy may be more than USD$400 million. Simultaneously, regulatory pressure is increasing. NOPSEMA has warned that “some titleholders (are) not develop(ing) appropriate decommissioning plans in a timely manner, potentially increasing risk exposure”,46 and has introduced a suite of new policies.47 NOPSEMA has asserted that ageing asset management and life extension risk must be managed proactively, and at a senior level.48 New regulatory timelines stipulate that from 2025, all structures, equipment and property must be completely removed within five years.49 NOPSEMA is now issuing more directions, prohibition notices and improvement notices, including to our company, and has stressed its willingness to prosecute maintenance failures.50 Company decommissioning provisions are calculated using information about assets (age, condition, complexity), and assumptions about removal requirements and future costs. These assumptions are moderated by legislation (climate, environment, safety, taxation), regulatory settings, and oil prices, among other factors. Consequently, decommissioning is increasingly viewed as relevant to climate risk reporting.51 Company provisions for decommissioning Our company discloses group-level provisions for “restoration of operating locations”52 drawing upon a range of “judgemental assumptions” relating to timing, engineering, technology and “liability-specific discount rates”.53 32 https://appea.com.au/wp-content/uploads/2020/06/Australia-Oil-and-Gas-Industry-Outlook-Report.pdf; https://www.aph.gov.au/Parliamentary_Business/Bills_Legislation/bd/bd2122a/22bd032#_ftn10 33 https://www.nera.org.au/Publications-and-insights/Attachment?Action=Download&Attachment_id=358 34 https://www.nopsema.gov.au/sites/default/files/documents/2021-05/A763035%20-%20Decommissioning%20Compliance%20Strategy.pdf 35 https://www.nera.org.au/Publications-and-insights/Attachment?Action=Download&Attachment_id=358 36 https://doi.org/10.1071/AJ16228 37 https://www.sciencedirect.com/science/article/pii/S0195925520308143 38 https://www.nopsema.gov.au/sites/default/files/documents/2021-04/NOPSEMA-Advisory-Board-Minutes-of-Meeting-9-September-202 0.pdf 39 https://www.industry.gov.au/sites/default/files/2020-09/disclosure-log-20-036.pdf 40 https://www.industry.gov.au/sites/default/files/2020-09/disclosure-log-20-036.pdf 41 https://parlinfo.aph.gov.au/parlInfo/download/committees/commsen/25290/toc_pdf/Economics%20Legislation%20Committee_2021_11 _08_Official pdf;fileType=application%2Fpdf#search=%22committees/commsen/25290/0000%22 42 https://www.afr.com/chanticleer/dud-deal-costs-oil-industry-3-4b-20220127-p59rno 43 https://www.aph.gov.au/DocumentStore.ashx?id=4dbee42f-e891-4b08-90df-f59acdfd8276&subId=717063 44 https://www.aph.gov.au/Parliamentary_Business/Bills_Legislation/Bills_Search_Results/Result?bId=r6714 45 https://parlinfo.aph.gov.au/parlInfo/search/display/display. w3p;db=COMMITTEES;id=committees%2Fcommsen%2F25290%2F0003;query=Id%3A%22committees%2Fcommsen%2F25290%2F0000%22 46 https://www.nopsema.gov.au/sites/default/files/documents/2021-12/A816565.pdf 47 https://www.nopsema.gov.au/offshore-industry/decommissioning 48 https://www.nopsema.gov.au/sites/default/files/documents/2021-07/A783718.pdf 49 https://www.nopsema.gov.au/sites/default/files/documents/2021-05/A763035%20-%20Decommissioning%20Compliance%20Strategy.pdf 50 https://www.nopsema.gov.au/sites/default/files/documents/2021-05/A763035%20-%20Decommissioning%20Compliance%20Strategy.pdf 51 https://www.aasb.gov.au/admin/file/content102/c3/AASB_AUASB_Joint_Bulletin_Finished.pdf 52 https://www.woodside.com.au/docs/default-source/investor-documents/major-reports-(static-pdfs)/2020-full-year-results-and-annualreport/2020-woodside-annual-report.pdf 53 https://www.woodside.com.au/docs/default-source/investor-documents/major-reports-(static-pdfs)/2020-full-year-results-and-annualreport/2020-woodside-annual-report.pdf Statement by the requisitioners in support of Item 10(d) 30 Notice of Annual General Meeting 2022

In our company's latest Annual Report, this restoration provision was USD$2.134 billion. This is a material fraction of our company's value, which is likely to increase substantially if the merger with BHP is approved.

Values	Woodside	BHP Petroleum	Merged entity
Market Cap (USD bn @ 9 February 2022, assuming 52:48 valuation of BHP Petroleum)[54]	18.3	16.9	35.3
Restoration Provision (USD bn)	2.1	3.9	5.78

The only assumptions specifically disclosed in the latest Annual Report are the discount rate (0.1-2.0%) and that 73% of the provision is not expected to be settled within 10 years.

Considering the 2021 North Sea study found decommissioning provisions were underestimated by an average of 76% (range 21-189%),[55] greater transparency on the major assumptions informing these liabilities is a modest request from shareholders.

Current and future decommissioning works

Existing ad-hoc disclosures and regulator information provide limited insight to our company's decommissioning portfolio.

Under the Offshore Petroleum and Greenhouse Gas Storage Act 2006, our company has been ordered to:

- Nganhurra FPSO (production ceased 2018), WA: plug and abandon 18 wells and remove equipment by 2024.[56] Failure to preserve a riser turret mooring (RTM) has resulted in an Environmental Improvement notice[57] and limited disposal options. The decommissioning strategy now appears uncertain since a proposal to turn it into an artificial reef was withdrawn[58]
- Stybarrow FPSO (production ceased 2015), WA: plug and abandon 17 wells and remove all subsea equipment by 2025.[59]

Our company has also received NOPSEMA approval for its plans to decommission Balnaves[60], Echo Yodel and Capella[61] in Western Australia. Plans to decommission Eaglehawk[62], Thebe-1[63], and Calthorpe-1 (WA)[64] wellheads are still being assessed.

In addition, NOPSEMA has issued two General Directions to BHP in 2021 for the Minerva Gas Field[65] in Victoria (for completion 2025) and the Griffin FPSO in WA (for completion 2024).[66]

With regard to operating assets, our company does not disclose cessation of production (CoP) dates for its current assets. In the absence of CoP data, reserves and production data[67] allow an estimate of remaining production at current rates:

- Australia Oil (Two FPSOs Nguyjima-Yin and Okha): 3 years
- NWS (North Rankin, Goodwyn and Angel platforms, five LNG trains): 6 years; consistent with the first LNG trains being decommissioned from 2024.[68]
- Pluto (Pluto A and Pluto LNG): 9 years, noting that Scarborough is intended to backfill the Pluto plant, and
- Wheatstone (Two LNG trains, and associated offshore infrastructure): 14 years.

Decommissioning is an evolving, material issue that intersects with a broad range of risk areas, including financial, regulatory, safety, environmental and climate change. These escalating risks call for improvements to company disclosures.

ACCR urges shareholders to vote for this proposal.

[54] https://www2.asx.com.au/markets/company/wpl
[55] https://www.sciencedirect.com/science/article/abs/pii/S0195925520308143
[56] https://www.nopsema.gov.au/sites/default/files/2021-04/A763405.pdf
[57] https://www.nopsema.gov.au/sites/default/files/2021-03/A700032.pdf
[58] https://www.watoday.com.au/national/western-australia/woodside-abandons-plan-to-dump-derelict-structure-in-ningaloo-and-call-it-an-artificial-reef-20211007-p58y7j.html
[59] https://www.nopsema.gov.au/sites/default/files/2021-09/A781218.pdf
[60] https://info.nopsema.gov.au/offshore_projects/35/show_public
[61] https://info.nopsema.gov.au/activities/436/show_public
[62] https://info.nopsema.gov.au/environment_plans/566/show_public
[63] https://info.nopsema.gov.au/environment_plans/558/show_public
[64] https://info.nopsema.gov.au/environment_plans/557/show_public
[65] https://www.nopsema.gov.au/sites/default/files/2021-09/A781846.pdf
[66] https://www.nopsema.gov.au/sites/default/files/2021-09/A781707.pdf
[67] https://www.woodside.com.au/docs/default-source/asx-announcements/2021-asx/woodside-merger-teleconference-and-investor-presentation.pdf
[68] https://www.woodside.com.au/docs/default-source/asx-announcements/2020-asx/investor-briefing-day-2020-transcript.pdf

Woodside Petroleum Ltd 31

Head Office: Woodside Petroleum Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com.au Woodside Petroleum Ltd ABN 55 004 898 962 woodside.com.au

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.